UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant’s name into English)

Room 1802, Block D, Zhonghai International Center,

Hi- Tech Zone, Chengdu, Sichuan Province, PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

This Amendment No. 1 to Current Report on Form 6-K/A (the “6-K Amendment”) is being filed to amend the Current Report on Form 6-K of Antelope Enterprise Holdings Limited (the “Company”) filed on November 5, 2024 (the “Original 6-K”). The Original 6-K included disclosure with respect to a deficiency letter received from Nasdaq. This 6-K Amendment amends the Original 6-K in order to correct an inadvertent error in the Exhibit 99.1. The Press Release in the Original 6-K contained an erroneous date which should have been “April 30, 2025.” A copy of the press release is attached to this Form 6-K as Exhibit 99.1.

Exhibit Index

Exhibit Number	Description

99.1	Press Release dated November 6, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2024	ANTELOPE ENTERPRISE HOLDINGS LTD.

	By:	/s/ Hen Man Edmund
Hen Man Edmund
Chief Financial Officer